Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 4 DATED APRIL 29, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

NPSC Virgil Controlled Subsidiary

On December 27, 2017, we directly acquired ownership of a “majority-owned subsidiary” NPSC Virgil, LLC (the “NPSC Virgil Controlled Subsidiary”), for an initial purchase price of $1,050,000 which was the initial stated value of our equity interest in the NPSC Virgil Controlled Subsidiary (the “NPSC Virgil Investment”). The NPSC Virgil Controlled Subsidiary used the proceeds to acquire an existing 1,738 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #1 Property”). The closing of both the NPSC Virgil Investment and the NPSC Virgil #1 Property occurred concurrently. Details of this acquisition can be found here.

On January 19, 2018, the NPSC Virgil Controlled Subsidiary acquired an additional property for an initial purchase price of $910,377, an existing 1,440 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #2 Property”, and together with the NPSC Virgil #1 Property, the “NPSC Virgil Property”). Details of this acquisition can be found here.

The business plan for the NPSC Virgil Property was to perform pre-development work to achieve entitlements that would allow for the NPSC Virgil Property to be subdivided from 2 lots into 10 smaller lots to make way for denser single-family home construction on the site. Following successful achievement of certain entitlements, we planned to sell the NPSC Virgil Property as land to a developer or builder who would see the project through and ultimately build the homes.

The entitlement approval to allow for the subdivision of the site, and subsequently a new tract map of the NPSC Virgil Property, was approved on September 24, 2019. Following this milestone, we decided to forgo pursuing further entitlements and instead marketed the property for sale. However, changes to certain zoning regulations and general rising costs negatively impacted property value, slowing the overall sales market.  This, combined with the outbreak of the COVID-19 pandemic in early 2020, resulted in holding the NPSC Virgil Property until market conditions normalized.

On April 25, 2022, the NPSC Virgil Controlled Subsidiary sold the NPSC Virgil Property for a sales price of approximately $3,200,000 to 1221 Virgil LLC (the “Buyer-Borrower”), a limited liability company owned and managed by an officer of Stanley Hills Development LLC.

To finance the Buyer-Borrower’s acquisition of the NPSC Virgil Property, a first mortgage bridge loan was provided by Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”). The loan has a principal balance of $2,900,000 and bears interest at 4.0% per annum, with an initial term of nine (9) months (the “Virgil Senior Loan”). The Buyer-Borrower has the option to extend the Virgil Senior Loan for one three (3) month period at a stepped-up interest rate of 5.0% per annum, subject to certain conditions. We subsequently acquired the Virgil Senior Loan from Fundrise Lending. Cash proceeds from the sale totaled approximately $167,000, net of the mortgage financing and closing costs.

The Guarantor, an officer of Stanley Hills Development, LLC, provided customary springing, carve-out, and completion guarantees.

As the Virgil Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.